UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On June 1, 2015, Biondvax Pharmaceuticals Ltd. (the "Company" or "BiondVax") issued a press release announcing the financial results for the quarter ended March 31, 2015. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on May 31, 2015, the Company presented its quarterly report for the period ending on March 31, 2015 (the "Quarterly Report"). Attached hereto is an English translation (from Hebrew) of our Quarterly Report, including interim financial statements and additional information as submitted to the Tel Aviv Stock Exchange Ltd. on May 31, 2015, and as required under the Israeli Securities Law, 5728-1968, and the Israeli Securities Regulations promulgated thereunder (the "Securities Law" and the "Securities Regulations", respectively).

The Quarterly Report includes the following documents:

A.	Board of Directors' Report for the three months ended March 31, 2015.

B.	Interim Financial Statements as of March 31, 2015.

C.	Management's Declarations on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Section 38C(d)(1) and 38C(d)(2) to the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Israel Securities Regulations"), as of March 31, 2015.

On March 30, 2014, the Board of Directors determined the Company qualifies as a "Small Corporation", as defined in the Securities Regulations, and adopted the following less stringent disclosure requirements and exemptions, as may be applied by the Company according to the Company's discretion:

(i)	An exemption from filing an interim report on the Effectiveness of Internal Control over Financial Reporting and Disclosure, in accordance with the Israeli Securities Regulations;

(ii)	Raising the materiality threshold requiring the Company to include value assessments in periodic and quarterly reports to 20% (instead of 10%);

(iii)	Raising the materiality threshold requiring the Company to incorporate financial statements of affiliated companies with the Company's interim financial statements to 40%;

(iv)	An exemption from disclosing information concerning market risks and management thereof.

Notwithstanding the above, this quarterly report contains information regarding market risks and management thereof.

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BIONDVAX PHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE CORPORATIONS STATE OF AFFAIRS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

In accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970, the Board of Directors hereby present this report as of March 31, 2015 (the "Reporting Period"). This report was approved by the Company's Board of Directors on May 28, 2015.

This report should be read in connection with the Company's Annual Report for the year ended on December 31, 2014, published in conformity with the Israeli Securities Regulations on March 31, 2015, via The Tel Aviv Exchange Ltd. ("TASE") and Israeli Securities Authority ("ISA") websites (www.maya.tase.co.il, www.magna.isa.gov.il), (Ref: 2015-01-063070) (hereinafter: "the "Annual Report").

1.	A summary description of the Company's business

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax intends to seek regulatory approvals to market its product candidate, or M-001, for the following three indications: (i) as a standalone universal vaccine suitable to be administered to the general population to provide protection against seasonal and pandemic strains of influenza, that we refer to as the Universal Standalone Indication; (ii) as a seasonal influenza vaccine, or primer, to be administered to patients over the age of 65 with additional age-related medical conditions, or elderly with co-morbidities, in combination with the existing seasonal vaccine to provide additional protection against seasonal influenza virus strains, that we refer to as the Universal Seasonal Primer for Elderly Indication; and (iii) as a pre-pandemic influenza vaccine, or primer, suitable to be administered to the general population in combination with the existing pandemic vaccine, to provide additional protection against pandemic strains of the influenza virus, that we refer to as the Universal Pandemic Primer Indication.

Initial Public Offering in the U.S.

On May 15, 2015, BiondVax announced the closing of its previously announced U.S. initial public offering of 1,910,000 American Depositary Shares (ADSs), each ADS representing 40 of its ordinary shares, and warrants to purchase up to an aggregate of 1,910,000 ADSs at an offering price of $5.00 per ADS and $0.01 per warrant. In addition, the underwriter has partially exercised their option to purchase an additional 128,000 warrants to purchase 128,000 ADSs. The warrants have a per ADS exercise price of $6.25, are exercisable immediately and will expire on May 15, 2020. Gross proceeds to BiondVax from this offering are approximately $9.57 million before deducting underwriting discounts and commissions and other estimated offering expenses payable by BiondVax.

Aegis Capital Corp. acted as the sole book-running manager for the offering. In accordance with the Underwriting Agreement entered into on May 11, 2015, the Company granted 95,500 warrants, exercisable from May 11, 2016 and until May 11, 2020, to purchase up to an aggregate of 95,500 ADSs at a per ADS exercise price of $6.25 (the "Representative's Warrant").

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on May 11, 2015.

For detailed information see the Company's reports in Israel on TASE and ISA websites dated December 30, 2014; April 7, 2015; May 12, 2015; May 17, 2015 and May 21, 2015 having the corresponding reference numbers: 2014-01-233673, 2015-01-075955, 2015-01-017343, 2015-01-018015, 2015-01-018027 2015-01-020283, 2015-01-025062, 2015-01-025059 and 2015-01-025047, incorporated by reference herein.

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2.	The Financial Position – Balance sheet highlights (NIS in thousands)

	For the three months ended on March 31		As of December 31	Company's explanatory notes
	2015	2014	2014
	Thousands of NIS
Current Assets	10,419	18,356	12,709	The decrease in cash and cash equivalents is primarily due to research and development expenses, and for expenses incurred in connection with initial public offering in the U.S.
Long Term Assets	5,951	5,460	5,753	The decrease is primarily attributable to prepaid expenses for professional services provided in connection with the initial public offering in the U.S., which is offset by current reduction of the fixed assets.
Current Liabilities	1, 634	1,647	1,813	The decrease in current liabilities compared to December 31, 2014, is primarily attributable to an increase in suppliers outstanding balance as a result of BVX-006, and clinical trial which has not yet been repaid in full, which is offset by a decrease in those eligible and in accounts payable resulting from the use of the an advance payment that the Company received from the EU. The decrease compared to the same period last year is attributable to the utilization of an advance grant from the EU.
Long Term Liabilities	64	57	62	Long term liabilities are due to severance compensations reserved for one Employee of the Company.
Shareholders' Equity (Deficit)	14,672	22,112	16,587	The decrease in shareholders' equity is mainly due to current losses as a result of Company's research and development activities.

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3.	Operational Results - Balance sheet highlights (NIS in thousands)

	For the three months ended on March 31		As of December 31	Company's explanatory notes
	2015	2014	2014
	Thousands of NIS
Research and Development expenses, Net	1,172	1,467	5,492	Research and development expenses spending (excluding Office Chief Scientist, or OCS, grants) amounted to 2,367 thousands of NIS compared to 1,322 thousands of NIS in the same period last year. The increase is mainly due to the BVX-006 clinical trial expenses. During the Reported Period 1,195 thousands of NIS was recorded as revenues from the participation of the OCS and the European Union. Same period last year Company recorded revenues of 145 thousands of NIS.
Marketing, general and administrative expenses	650	553	2,650	The increase in marketing, general and administrative expenses compared to the corresponding period last year is mainly due to an increase in legal expenses and business development expenses.
Operational Loss	1,822	2,020	8,142	The increase the operational loss in relation to the same period in the previous year is mainly due to a decrease of financial support provided by the OCS, as indicated above, offset by a decrease in research and development expenses.
Financial expenses (income)	42	(53)	(378)	Financing expenses during the Reporting Period are attributable to exchange rate differences of Euro per NIS, which are offset by interest revenues on cash balances and securities. The increase in financial income in relation to the same period in the previous year is due to exchange rate differences.
Total Net Loss	1,864	1,967	7,764

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4.	Cash flow, Liquidity and Capital Resources - - Balance sheet highlights (NIS in thousands)

Financing Resources - During the Reporting Period the Company financed its operations from past public and private capital raises in Israel, as well as from an OCS grant. The Company expects to require substantial additional financing to achieve the Company's business strategy.

	For the three months ended on March 31		As of December 31	Company's explanatory notes
	2015	2014	2014
	Thousands of NIS
Net cash flows used in operating activities	(1,954)	(1,694)	(7,572)	The increase in cash flow during the Reporting Period compared to the same period last year is mainly due to payments to suppliers and subcontractors.
Net cash provided by (used in) investing activities	-	(174)	(180)	The negative cash flow during the Reporting Period is due to the acquisition of fixed assets, and a deposit to an Israeli bank to guarantee the lease fees. Positive cash flow during the same period last year was due to redemption of marketable securities.
Net cash provided by financing activities	(173)	-	(782)	Cash flow due to professional services received by the Company in connection with the initial public offering in the U.S.

5.	Seasonal effects

Generally, influenza vaccines sales mostly occur during the months of September through November of each year. However, because M-001 is designed to provide long-lasting (multi-year) protection and not just seasonal protection, we believe that M-001 as a universal standalone vaccine or as a pandemic primer, if approved, will not be subject to the seasonality experienced by current (seasonal) influenza vaccines on the market.

However, we expect that most sales of M-001 as a universal seasonal primer for elderly, intended to be administered in combination with the existing seasonal vaccine, will be conducted during the influenza season.

6.	Compensation to Directors and Officers of the Company

There was no material changes regarding the disclosure provided in accordance to information regarding Regulation 21 in Chapter D to the Annual Report.

On May 25 and 28, 2015, the Company's Compensation Committee and the Board of Directors, respectively, approved the following:

a.	Increasing Dr. Babecoff's monthly salary from NIS 52,500 to NIS 80,000 ($20,618, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, at an exchange rate of one U.S. dollar per NIS 3.88 in total employment costs, except for the proposed option grant as described herein) and the grant of unregistered options in accordance to the Company's 2005 Israeli Share Option Plan (the "2015 Plan"), in an amount equal to 5% of the Company's issued and outstanding capital on a fully diluted basis, as of May 21, 2015, and at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the date of the approval of such grant by the Board of Directors. The options are scheduled to vest over a period of 3 years and shall expire 10 years from the grant date. The compensation terms and grant of the options to Dr. Babecoff are subject to all approvals required by law, including the approval of the general meeting of the Company's shareholders and the requisite approval from TASE.

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b.	the grant of unregistered options, exercisable for up to 3,780,000 ordinary shares of the Company NIS 0.0000001 par value each in accordance to the 2015 Plan to the Company's employees, of which 500,000 options shall be granted to the CFO, Mr. Uri Ben Or, and additional 500,000 options shall be granted to the Chief Scientific Officer, Ms. Tamar Ben Yedidia. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options' grant date. The grant of the options is subject to all approvals required by law, including the requisite approval from TASE. The Company shall publish an immediate report regarding the grant of options as required by law. It is hereby clarified that the above-mentioned option grant is in compliance with the Company's compensation policy.

c.	increasing Ms. Tamar Ben Yedidia's monthly salary from NIS 27,300 to 39,700 thousand NIS ($10,230, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, at an exchange rate of one U.S. dollar per NIS 3.88, in total employment costs, except for the proposed option grant as described herein). Ms. Ben Yedidia's monthly salary increase was approved in compliance with the Company's compensation policy.

In addition, on January 18, 2015, the General Meeting of Shareholders of the Company approved the extension of the existing services agreement between the Company and a company wholly owned by the CEO Dr. Ron Babecoff, under the same terms and conditions. For further information see immediate reports published on TASE and ISA websites dated December 9, 2014, January 12, 2015, January 19, 2015, January 25, 2015 and February 1, 2015, having the corresponding reference numbers: 2014-01-218439, 2015-01-010075, 2015-01-013993, 2015-01-017875 and 2015-01-022030, which are incorporated by reference herein.

In addition, on March 1, 2015, the General Meeting of the Company approved the following: (1) extending the liability insurance policy for directors and officers of the Company; (2) updating the Company's compensation policy; (3) the grant of exemption and indemnification agreement letters to directors and officers. For further details see immediate reports dated January 25, 2015 (Reference No. 2015-01-018073) and March 1, 2015 (Reference No. 2015-01-041092), which are incorporated by reference herein.

7.	Policy of granting donations

As of the date of this Report, the Company did not determine a policy of granting donations, and during the Reporting Period the Company did not make any donations.

8.	Exposure to market risks and management thereof

As of the date of this Report, there were no material changes to market risks and management thereof as described in the Annual Report.

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9.	Report of linkage basis[1]

Linkage basis of balance sheet items as of March 31, 2015

	Linked to	Linked to	Without
	EUR	USD	Linkage	Total
Assets

Cash and cash equivalents	1,338	2,075	3,985	7398
Marketable securities	-	-	2,016	2,016
Other receivables	-	-	1,005	1,005
Restricted cash	-	-	270	270
Other long term assets	184	-	969	1,153
Marketable securities available for sale	-	-	2,048	2,048

Total Assets	1,522	2,075	10,293	13,890
Liabilities

Trade payables	-	-	774	774
Other payables	-	-	860	860
Severance pay liabilities	-	-	64	64
Total Liabilities	-	-	1,698	1,698

Monetary assets less monetary liabilities	1,522	2,075	8,595	12,192

Linkage basis of balance sheet items as of March 31, 2015

	Linked to	Linked to	Without
	EUR	USD	Linkage	Total
Assets

Cash and cash equivalents	1,643	2,596	11,779	16,018
Marketable securities	-	-	2,015	2,015
Other receivables	-	-	323	323
Restricted cash	-	-	280	280
Other long term assets	-	-	8	8
Marketable securities available for sale	-	-	2,047	2,047
Total assets	1, 643	2,596	16,452	20,691
Liabilities

Trade payables	-	-	454	454
Other payables	-	-	1,193	1,193
Severance pay liabilities	-	-	57	57
Total Liabilities	-	-	1,704	1,704

Monetary assets less monetary liabilities	1,643	2, 596	14,748	18,987

[1]	On March 30, 2014, the Board of Directors adopted certain less stringent disclosures and exemptions for a "small corporations" as defined in the Securities Regulations, as may be relevant. However, the Company elected to include information regarding market risks and management thereof in this Report.

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The main exposure revealed by this report is an exposure to changes in the USD and the EUR exchange rates. The Company may reduce the impact of this exposure by converting USD into NIS.

10.	Sensitivity Analysis

Below is a report on the exposure to financial risks. The report below includes a sensitivity analysis to fair value of assets, liabilities and financial instruments. This sensitivity analysis also included an impact review of market risks on fair value, using 5% and 10% values.

Sensitivity to market interest

The Company has no substantial sensitivity to changes in the NIS interest rate.

Sensitivity to changes in the USD exchange rate (in thousands of NIS, exchange rate as of March 31, 2015)

	Exchange rate on March 31, 2015	Profit (Loss)		Fair value	Profit (Loss)
Cash and cash equivalents	3.98	+10%	+5%		-5%	-10%
		260	130	2,596	(130)	(260)

The Company estimates that changes in the exchange rate of the NIS compared to the USD, as described so far, will not have a substantial effect on the Company's cash flow and liquidity.

Sensitivity to changes in the EUR exchange rate (in thousands of NIS, exchange rate as of March 31, 2015)

	Exchange rate on March 31, 2015	Profit (Loss)		Fair value	Profit (Loss)
Cash and cash equivalents	4.274	+10%	+5%		-5%	-10%
		164	82	1,643	(82)	(164)

The Company estimates that changes in the exchange rate of the NIS against the EUR, as described so far, will not have a substantial effect on the Company's cash flow and liquidity.

11.	Critical Accounting Estimates

The Company does not use critical accounting estimates that would materially affect the Company's financial results when used or when a reasonable change in such estimates occurs or when a reasonably alternative estimate is used.

12.	Directors with accounting and financial skills

There was no change to the required minimum number of directors that possess accounting and financial expertise (as defined in the Israeli Companies Regulations) as described in the Annual Report.

Effective May 20, 2015, Rami Epstein, a member of the Board of Directors of the Company, as well as the audit and compensation committees of, has retired from all positions on the Board and the committees (see Section 15A below). In order to fill the vacancy resulting from Mr. Epstein’s departure, on May 20, 2015, Michal Marom Brikman was appointed to the Company’s Board as an independent director that possesses accounting and financial expertise. For further information see immediate reports published on TASE and ISA websites, reference numbers: 2015-01-024672 and 2015-01-024693, which are incorporated by reference herein.

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13.	Disclosure Regarding the Company's Internal Auditor

There have been no material changes with respect to the disclosure included in the Annual Report in connection with the internal auditor's 2015 work plan and his scope of employment. The subjects of reimbursement of expenses and Company usage of credit cards were approved for the internal auditor's review during 2015, in addition to reviewing the implementation of the internal auditor's recommendations over the previous two years.

14.	Details About Approval of the Financial Statements

The Company's Audit Committee serves as the Financial Statement Review Committee in accordance with provisions the Companies Regulations (Instructions, Terms and Conditions regarding the Approval Procedure of Financial Statements), 5770 - 2010.

The committee is comprised of three members:

Mrs. Irit Ben Ami, chairman, external director, accountant and advocate, who possesses accounting and financial expertise in accordance with Israeli law.

Prof. Mrs. Liora Katzenstein - an external director who possesses accounting and financial expertise in accordance with Israeli law.

Mrs. Michal Marom – Brickman, CPA, an independent director who possesses accounting and financial expertise in accordance with Israeli law.

For further information regarding the qualifications, experience and knowledge of the directors listed above - see the information provided pursuant to Regulation 26 in Chapter D of the Annual Report immediate report dated May 21, 2015, reference no. 2015-01-024693, incorporated by reference herein.

Prior to their appointments, the said members of the committee gave the company their signed declarations in accordance with the provisions of Regulation 3 of the Companies Regulations (Instructions, Terms and Conditions regarding the Approval Procedure of Financial Statements), 5770 - 2010.

Prior to approval of the Company's financial statements, a draft of the financial statements and the accompanying documents were delivered to the members of the Committee in a reasonable time and manner.

Manner of Approval of the Company's Financial Statements

The CEO, CFO, Internal Auditor and also the Company's external CPAs are invited to the Meeting of the Audit Committee in order to present the financial Statements to the Committee and provide all necessary information.

The Committee reviews and discusses the Company's financial statements, in addition to Management, CFO and auditors notes. The Committee also examines the financial statements with Company's recent events and the standards by which the Company prepared its financial statements.

After discussion, the chairman of the Committee proposes a vote whether to recommend the Board of Directors to approve the financial statements and examines whether the Committee members have any remaining questions.

Following recommendation of the Committee to approve the financial statements, the financial statements are brought before the Company's Board of Directors for approval.

On May 26, 2015, the Audit Committee convened to examine the Company's financial statements for the period ending on March 31, 2015. The meeting was attended by Prof. Liora Katzenstein, Irit Ben Ami Adv. and CPA and Michal Marom - Brickman CPA, and also by the Company's CEO, CFO, the Company's legal advisors and accountants, who presented the financial statements to the members of the Committee and answered their questions.

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During the meeting, the Committee reviewed the Company's financial statements, examined significant changes, paid attention to the notes of the Company's management and accountants and reviewed recent events and the standards by which the Company prepared the financial statements. The Committee recommended approving the Company's financial statements.

During the Board meeting held on May 28, 2015, the Board of Directors discussed the Committee's recommendations. The meeting was attended by the following directors: Prof. Avner Rotman, Dr. Ron Babecoff, Irit Ben Ami, Adv. and CPA, Prof. Liora Katzenstein, Michal Marom Brickman CPA, and Dr. George Lowell. In addition, the Company's CFO, Mr. Uri Ben Or, and the Company's legal advisers and accountants were present in the meeting. The Company's Board of Directors has unanimously approved the Company's financial statements as of March 31, 2015.

15.	Significant events during and after the Reported Period

a.	End of a director's term in office

On January 8, 2015, Professor Benad Goldwasser resigned from serving as a director of the Company. For detailed information see immediate report published on TASE and ISA websites and dated January 8, 2015 (reference no. 2015-01-008125 incorporated by reference herein. Subsequently, on January 8, 2015, 500,000 unregistered options that were previously granted to Mr. Goldwasser expired. For further information see the Company's immediate report dated January 8, 2015, (reference no. 2015-01- 008134), incorporated by reference herein.

Effective May 20, 2015, Rami Epstein, a member of the Board of Directors of the Company, as well as the audit and compensation committees of, has retired from all positions on the Board and the committees. For further information see the Company's immediate report dated May 21, 2015 (reference no. 2015-01- 024672), incorporated by reference herein.

b.	Annual General Meeting and Extraordinary General Meetings

On February 12, 2015, the annual General Meeting of shareholders of the Company approved, among other, the staggering and extension of the directors terms of service, except external directors. For further information see immediate reports dated January 8, 2015 (reference no. 2015-01-008152) and February 15, 2015 (reference no. 2015-01-031039), incorporated by reference herein.

For further information regarding the Extraordinary General Meetings, see Section 6 above.

c.	Cancellation of unregistered options

On March 3 and March 10, 2015, the Company reported the cancellation of 1,077,000 unregistered options (of which 1,000,000 unregistered options issued to a consultant of the Company). For further information see the Company's immediate reports dated March 3, 2015 (reference no. 2015-01-043513) and March 10, 2015 (reference no. 2015-01-047641), incorporated by reference herein.

For more information about the cancelled 1,000,000 unregistered options assigned to the consultant as mentioned above, see footnote no. 5 in Chapter A of the Periodic Statement and explanatory note no. 15.f. of the Company's Annual Financial Statements for 2014, which are part of the Annual Report.

d.	Closing of the Company's Initial public offering on the Nasdaq Capital Market

For further information, see Section 1 above.

e.	Grant of unregistered options to officers and employees and updating compensation terms for executives

For further information, see Section 6 above

May 28, 2015

/s/ Prof. Avner Rotman		/s/ Dr. Ron Babecoff
Prof. Avner Rotman		Dr. Ron Babecoff
Chairman of the board		Director, CEO & President

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BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	2

Condensed Interim Statements of Comprehensive Income (Loss)	3

Condensed Interim Statements of Changes in Shareholders' Equity	4 – 5

Condensed Interim Statements of Cash Flows	6 – 7

Notes to Condensed Interim Financial Statements	8 – 9

- - - - - - - - - - - - -

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except per share data

				Convenience translation (Note 2)
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
		Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	9,612	16,018	7,397	$1,859
Marketable securities	2,016	2,015	2,016	507
Other receivables	1,081	323	1,005	252

	12,709	18,356	10,418	2,618
LONG-TERM ASSETS:
Marketable securities	2,049	2,047	2,049	515
Other long term assets	1,066	288	1,423	357
Property, plant and equipment	2,638	3,125	2,480	623

	5,753	5,460	5,952	1,495

	18,462	23,816	16,370	$4,113

CURRENT LIABILITIES:
Trade payables	524	454	774	$194
Other payables	1,289	1,193	860	216

	1,813	1,647	1,634	410
LONG-TERM LIABILITIES:
Severance pay liability, net	62	57	64	16

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2015, 2014 (unaudited) and December 31, 2014; Issued and Outstanding: 54,297,367, 54,284,367 and 54,297,367 shares respectively	*) -	*) -	*) -	*) -
Share premium	83,517	83,240	83,467	20,972
Options	2,536	2,536	2,536	637
Other comprehensive income	17	22	16	4
Accumulated deficit	(69,483)	(63,686)	(71,347)	(17,926)

	16,587	22,112	14,672	3,687

	18,462	23,816	16,370	$4,113

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except per share data

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2014	2014	2015	2015
		Unaudited		Unaudited
	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	5,492	1,467	1,172	$294
Marketing, general and administrative	2,650	553	650	163

Total operating expenses	8,142	2,020	1,822	457

Operating loss	(8,142)	(2,020)	(1,822)	(457)
Financial income	394	58	5	1
Financial expense	(16)	(5)	(47)	(12)

Net loss	(7,764)	(1,967)	(1,864)	(468)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(4)	1	(1)	*) -

Total comprehensive loss	(7,768)	(1,966)	(1,865)	$(468)

Basic and Diluted net loss per share	(0.14)	(0.04)	(0.03)	$(0.01)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	54,286,227	54,184,367	54,297,367	54,297,367

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands, except per share data

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total Equity
	Unaudited

Balance as of January 1, 2015	*) -	83,517	2,536	17	(69,483)	16,587
Loss	-	-	-	-	(1,864)	(1,864)
Other comprehensive loss	-	-	-	(1)	-	(1)

Total comprehensive loss	-	-	-	(1)	(1,864)	(1,865)

Share-based compensation	-	(50)	-	-	-	(50)

Balance as of March 31, 2015	*) -	83,467	2,536	16	(71,347)	14,672

Balance as of March 31, 2015 (convenience translation into U.S dollars – see Note 2)	*) -	20,972	637	4	(17,926)	$3,687

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS

Balance as of January 1, 2014	*) -	83,148	2,536	21	(61,719)	23,986
Loss	-	-	-	-	(1,967)	(1,967)
Other comprehensive income	-	-	-	1	-	1

Total comprehensive loss	-	-	-	1	(1,967)	(1,966)

Share-based compensation	-	92		-	-	92

Balance as of March 31, 2014	*) -	83,240	2,536	22	(63,686)	22,112

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands, except per share data

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2014	*) -	83,148	2,536	21	(61,719)	23,986
Loss	-	-	-	-	(7,764)	(7,764)
Other comprehensive loss	-	-	-	(4)	-	(4)

Total comprehensive loss	-	-	-	(4)	(7,764)	(7,768)

Exercise of employee option	*) -	6	-	-	-	6
Share-based compensation	-	363	-	-	-	363

Balance as of December 31, 2014	*) -	83,517	2,536	17	(69,483)	16,587

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except per share data

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2014	2014	2015	2015
		Unaudited		Unaudited
	N I S			U.S. dollars

Cash flows from operating activities:
Net loss	(7,764)	(1,967)	(1,864)	$(468)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	677	175	158	40
Net financing expenses (income)	(378)	(53)	42	10
Share-based compensation	363	92	(50)	(13)
Change in employee benefit liabilities, net	7	2	2	1

	669	216	152	38
Changes in asset and liability items:
Decrease (increase) in other receivables	(592)	165	124	31
Increase in long term grants receivable	-	-	(184)	(46)
Increase in trade payables	132	62	250	63
Decrease in other payables	(69)	(197)	(429)	(108)

	(529)	30	(239)	(60)

Cash paid and received during the year for:
Interest paid	(16)	(4)	(9)	(2)
Interest received	68	31	5	1

	52	27	(4)	(1)

Net cash flows used in operating activities	(7,572)	(1,694)	(1,955)	$(491)

The accompanying notes are an integral part of the interim financial statements.

6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except per share data

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2014	2014	2015	2015
		Unaudited		Unaudited
	N I S			U.S. dollars

Cash Flows from Investing Activities:

Proceeds from marketable securities
Purchase of property and equipment	(30)	(14)	-	$-
Increase in other long term assets	(150)	(160)	-	-

Net cash used in investing activities	(180)	(174)	-	-

Cash Flows from Financing Activities:

Deferred offering costs	(788)	-	(173)	(43)
Proceeds from exercise of options	6	-	-	-

Net cash used in financing activities	(782)	-	(173)	(43)

Exchange differences on balances of cash and cash equivalents	283	23	(87)	(22)
Decrease in cash and cash equivalents	(8,251)	(1,845)	(2,215)	(556)

Balance of cash and cash equivalents at the beginning of the period	17,863	17,863	9,612	2,415

Balance of cash and cash equivalents at the end of the period	9,612	16,018	7,397	$1,859

The accompanying notes are an integral part of the interim financial statements.

7

BIONDVAX PHARMACEUTICALS LTD.

NOTE 1:	GENERAL

a.	These financial statements have been prepared in a condensed format as of March 31, 2015 and for the three months period then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014 and for the year then ended and the accompanying notes ("annual financial statements").

b.	During the three months ended March 31, 2015, the Company incurred a loss of NIS 1,864 ($ 468) and negative cash flows from operating activities of NIS 1,955 ($ 491) and it has an accumulated deficit of NIS 71,347 ($ 17,926) as of that date.

In light of the capital raising completed by the Company in May 2015, as described in section 1c below, the Company believes its financial resources shall be sufficient to fund its operations in accordance with its business plans, at least for a period of 20 months.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States. The Company's securities, ADS and warrants, began to be traded on the NASDAQ on May 12, 2015. As part of the offering, the Company issued 76,400,000 ordinary shares of the Company. The Company also issued 2,038,000 marketable warrants in the US at a price of USD 0.01 per warrant, exercisable into ADS for a period of 5 years until May 15, 2020, for an exercise price of USD 6.25 per warrant. Each option may be exercised into 1 ADS, which represents 40 ordinary shares of the Company. The gross proceeds from the offering amounted to USD 9,570.

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of March 31, 2015 and for the three months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.98). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

8

BIONDVAX PHARMACEUTICALS LTD.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual financial statements.

NOTE 4:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	On January 8, 2015, a Director of the Company resigned and all 500,000 of his options were forfeited.

b.	On March 2, 2015, the Company unilaterally announced the cancellation of the agreement with a consultant for services in the capital market and finding investors signed on May 29, 2014 and all 1,000,000 of his options were forfeited.

NOTE 5:-	SUBSEQUENT EVENT

a.	On May 15, 2015, the Company completed a public offering of securities in the United States. The Company's securities, ADS and warrants, began to be traded on the NASDAQ as of May 12, 2015. The gross proceeds from the offering amounted to USD 9,570 (see note 1c).

b.	On May 25 and 28, 2015, the Company's Compensation Committee and the Board of Directors, respectively, approved the grant of a total of 3,780,000 options, exercisable to up to 3,780,000 ordinary shares of the Company NIS 0.0000001 par value each, in accordance to the 2015 Plan to the Company's employees (of which 1,000,000 options shall be granted to officers). The options shall vest over a period of 3 years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average share price on TASE during the 30 business days prior to the options grant date.

c.	On May 25 and 28, 2015, the Company's Compensation Committee and the Board of Directors, respectively, approved a increase to C.E.O monthly salary from NIS 52,500 ($ 13,531) to NIS 80,000 ($ 20,618), and the grant of options in accordance to the Company's 2005 Israeli Share Option Plan. The options shall vest over a period of 3 years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average share price on TASE during the 30 business days prior to the date of grant approval by the Board of Directors. The grant of the options is subject to the approval of the general meeting of the Company's shareholders and ADSs holders.

9

Chief Executive Officer's Statement pursuant to Regulation 38C(d)(1):

Letter of Representation

Statement of the Chief Executive Officer

I, Dr. Ron Babecoff, hereby declare that:

1)	I have reviewed the quarterly report of BiondVax Pharmaceuticals Ltd. (hereinafter: the "Corporation") for the first quarter of 2015 (hereinafter, the "Report").

2)	To my knowledge, the Report do not contain any misrepresentation of any material fact or omit any representation of material fact necessary for the representations included therein, in light of the circumstances under which such representations were made, that would be misleading with respect to the Reported Period.

3)	To my knowledge, the financial statements and other financial information included in the Report, adequately reflect, in all substantial respects, the financial situation, operational results and cash flows of the Company at the dates and for the periods reported in the Report.

4)	I disclosed to the Company's accountants, the Board of Directors and the Audit Committee of the Board, any fraud, whether substantial or insubstantial, involving the CEO or any of his direct subordinates or other employees who have a significant role in the financial reporting, disclosure and control over the same.

The foregoing does not derogate from my responsibility or the responsibility of any other person, under any law.

28.5.15	/s/ Dr. Ron Babecoff
Date	Dr. Ron Babecoff, CEO

Chief Financial Officer's Statement pursuant to Regulation 38C(d)(2):

Letter of Representation

Statement of Chief Financial Officer

I, Uri Ben - Or, CPA, hereby declare that:

1)	I have reviewed the quarterly report of BiondVax Pharmaceuticals Ltd. (hereinafter: the "Corporation") for the first quarter of 2015 (hereinafter, the "Report").

2)	To my knowledge, the Statements do not contain any misrepresentation of a material fact or omit any representation of material fact necessary for the representations included therein, in light of the circumstances under which such representations were made, that would be misleading with respect to the Reported Period.

3)	To my knowledge, the financial statements and other financial information included in the Report, adequately reflect, in all substantial respects, the financial situation, operational results and cash flows of the Company at the dates and for the periods reported in the Reports.

4)	I disclosed to the Company's accountants, the Board of Directors and the Audit Committee of the Board, any fraud, whether substantial or insubstantial, involving the CEO or any of his direct subordinates or other employees who have a significant role in the financial reporting, disclosure and control over the same.

The foregoing does not derogate from my responsibility or the responsibility of any other person, under any law.

28.5.15	/s/ Uri Ben - Or
Date	Uri Ben - Or, CFO

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 1, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer